FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated August 1, 2016 – Form 8 (OPD)

2.	Press release dated August 1, 2016 – ARM expands IoT security team in Israel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2016

ARM HOLDINGS PLC.

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

Form 8 (OPD) - ARM Holdings plc

RNS Number : 8440F

ARM Holdings PLC

01 August 2016

FORM 8 (OPD)

PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER

Rules 8.1 and 8.2 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	ARM Holdings plc

(b) Owner or controller of interests and short positions disclosed, if different from 1(a):

     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.

N/A
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	ARM Holdings plc
(d) Is the discloser the offeror or the offeree?	OFFEREE
(e) Date position held: The latest practicable date prior to the disclosure	29 July 2016
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates

Class of relevant security:	·

	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	Nil	0	Nil	0
(2) Cash-settled derivatives:	Nil	0	Nil	0
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	Nil	0	Nil	0
TOTAL:	Nil	0	Nil	0

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)        Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists:	None
Details, including nature of the rights concerned and relevant percentages:	n/a

3.         POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

Details of any interests, short positions and rights to subscribe (including directors' and other employee options) of any person acting in concert with the party to the offer making the disclosure:
(a) Interests of directors of ARM Holdings plc in its ordinary shares

Director	Number of ordinary shares of £0.005 pence each	Percentage of total issued share capital (excluding treasury shares) (%) (to 3 d.p.)
Stuart Chambers	40,000	0.003

Simon Segars	668,432	0.048
Mike Muller	1,236,000	0.088
Chris Kennedy	20,256	0.001
Andy Green	5,250	0
Lawton Fitt	630[1]	0
Steve Pusey	6,329	0

(b)   Interests in ARM Holdings plc ordinary shares held by directors in awards of ordinary shares under ARM Holdings plc's share plans

Long Term Incentive Plan

Director	Maximum number of ordinary shares awarded	Date of grant	Share price at grant (£)*	Exercise price per grant (£)	Vesting date
Simon Segars	22560	13 August 2013	8.865	0	13 August 2016
	215,540	8 February 2014	8.96	0	8 February 2017
	198,366	12 February 2015	10.87	0	12 February 2018
	254,448	11 February 2016	8.99	0	11 February 2019
Mike Muller	122,858	8 February 2014	8.99	0	8 February 2017
	104,310	12 February 2015	10.87	0	12 February 2018
	132,438	11 February 2016	8.99	0	11 February 2019
Chris Kennedy	55,822	12 November 2015	10.53	0	12 November 2018
	208,042	11 February 2016	8.99	0	11 February 2019

* Mid-market closing price on the day prior to the date of grant

Deferred Annual Bonus Scheme

Director	Maximum number of ordinary shares awarded	Date of grant	Share price at grant (£)*	Exercise price per grant (£)	Vesting date
Simon Segars	84,916	8 February 2014	8.96	0	8 February 2017
Mike Muller	63,003	8 February 2014	8.96	0	8 February 2017

* Mid-market closing price on the day prior to the date of grant

Restricted Share Awards under EEP

Director	Maximum number of ordinary shares awarded	Date of grant	Share price at grant (£)*	Exercise price per grant (£)	Vesting date
Chris Kennedy	22,554	12 November 2015	10.53	0	12 November 2016
	22,554	12 November 2015	10.53	0	12 November 2017
	22,554	12 November 2015	10.53	0	12 November 2018
	22,554	12 November 2015	10.53	0	12 November 2019

* Mid-market closing price on the day prior to the date of grant

Save As You Earn

Director	Shares granted	Date of grant	Share price at grant (£)*	Exercise price (£)	Date from which exercisable	Expiry date
Chris Kennedy	2,300	24 June 2016	9.78	7.8240	1 August 2021	1 February 2022

* Mid-market closing price on the day prior to the date of grant

(c)   Interests of close relatives and related trusts of directors of ARM Holdings plc in its ordinary shares

Name	Number of ordinary shares of £0.005 pence each	Percentage of total issued share capital (excluding treasury shares) (%) (to 3 d.p.)
Michael Heal	1,300	0.000
J Muller and C Muller	100,000	0.007
Sarah and Amy Wehle	900	0.000
Tina Green	96	0.000
Joanne Segars	103	0.000
Terence George Segars	609	0.000

(d)   Interests of other concert parties of ARM Holdings plc

(i) Goldman, Sachs & Co.

Class of relevant security:	0.05p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	614,676	0.04	167,298	0.01
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	223,800	0.01	207,300	0.01
TOTAL:	838,476	0.06	374,598	0.03

(ii) Goldman Sachs Bank AG

Class of relevant security:	0.05p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	26,520	0.00	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives	0	0.00	0	0.00

(including options) and agreements to purchase/sell:
TOTAL:	26,520	0.00	0	0.00

(iii) Goldman Sachs Financial Markets, L.P.

Class of relevant security:	ADRs
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	0	0.00	118,800	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	0	0.00	118,800	0.00

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it:

Irrevocable commitments and letters of intent should not be included. If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to:

(i)  the voting rights of any relevant securities under any option; or

(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:

If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO
Supplemental Form 8 (SBL)	NO

Date of disclosure:	1 August 2016
Contact name:	Chris Kennedy
Telephone number:	+44(0)1223 400 400

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at http://www.thetakeoverpanel.org.uk/.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at http://www.thetakeoverpanel.org.uk/.

_______________________

[1] Lawton Fitt holds 210 American Depositary Shares which correspond to 630 ordinary shares.

This information is provided by RNS

The company news service from the London Stock Exchange

 END

Item 2

ARM expands IoT security team in Israel

01 August 2016

One year on from the acquisition of Sansa Security, ARM recruits more engineers at its global IoT engineering design center in Kfar Netter, Israel

Cambridge, UK – August 1, 2016 – ARM is expanding its Internet of Things (IoT) engineering team at the Kfar Netter design center in Israel one year on from its opening when ARM acquired Sansa Security.

Since the acquisition, ARM has recruited approximately 40 engineers in Israel and continues to grow the design center. Combined with the 90 engineers who joined ARM from Sansa Security, the recruitment drive will make the Kfar Netter office one of ARM's top ten design centers by size and position it as a leading global IoT engineering research center.

"The technologies we are developing in Israel will have a significant influence on advanced system-on-chip IP for IoT and mobile computing," said Mike Muller, chief technology officer, ARM. "By almost doubling the size of our Kfar Netter design center in just over a year we have shown our commitment to building our highly successful team in Israel. Their work in areas such as IoT security is helping to form a solid foundation for a smarter and better connected world where data – as our most important new natural resource – is secured by design."

The Israeli research team is comprised of software developers specializing in technologies, languages and tools ranging from embedded real-time software development on devices and coding using C and other structured languages for Linux and Android targets, through to cloud-based Software as a Service (SaaS) technologies.

The group also focuses on the continued development of CryptoCell, an industry-leading product for implementing cryptography on cellular devices, tablets and IoT devices. Engineers supporting this effort include software and hardware designers working on firmware development, Linux, real-time embedded and software.

The center is supporting work on ARM security products such as ARM® TrustZone® technology and SecurCore® processor IP.

Contacts

Moti Shvimer | senior client executive
moti@mscomms.co.il
Tel: +972 3 647 5268 ext.5

Sales enquiries

Doron Amedey | sales manager
doron.amedey@arm.com
Tel: +972 73 255 8862

About ARM
ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 86 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM , TrustZone and SecurCore are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.